SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/27/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,443,159

8. SHARED VOTING POWER
139,200

9. SOLE DISPOSITIVE POWER
3,582,359
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,582,359

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.91%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed February 19, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
See exhibit A.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 3,582,359 shares of ASG or 11.91% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the last 60 days the following  shares of ASG were bought or sold.

Sold:

Date	                Shares	        Price
11/05/10		11,807		4.0700
11/09/10		8,434		4.0100


Bought:

Date	                Shares	        Price
11/23/10		1,828		3.9500
11/29/10		21,874		4.0000
11/30/10		6,500		4.0200
12/06/10		4,079		4.1500
12/07/10		10,000		4.2000
12/09/10		7,800		4.1900
12/16/10		37,713		4.1508
12/20/10		1,394		4.1700
12/28/10		1,591		4.2069
01/04/11		9,500		4.2400


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/05/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

EXHIBIT A:

Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
914-747-5262 // pgoldstein@bulldoginvestors.com

December 27, 2010

Stephanie Barres
Secretary
Liberty All-Star Growth Fund, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

Dear Ms. Barres:

My wife and I beneficially own 27,083 shares of Liberty All-Star Growth Fund, Inc. (the "Fund") which we acquired since May 15, 2009. Our shares are held in a jointly owned stock brokerage account at Grace Financial group that is custodied at Goldman Sachs. Inclusive of the foregoing, certain members of my family, my clients, affiliates and I beneficially own in aggregate 3,571,068 common shares, all of which were acquired since May 15, 2009.
The nominee holders for these shares are JP Morgan Chase and U.S. Bancorp.

Please be advised that I intend to appear in person or by proxy to nominate the two persons named below for election as directors of the Fund at the 2011 annual meeting of shareholders.

Phillip Goldstein (born 1945); Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of private funds. Since 2009, he has been a principal of Brooklyn Capital Management, the investment adviser to Special Opportunities Fund. He is a director of the following closed-end funds: Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008, Special Opportunities Fund since 2009 and Korea Equity Fund since 2010.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. Since 2009, he has been a principal of Brooklyn Capital Management, the investment adviser to Special Opportunities Fund.
He is a director of the Mexico Equity and Income Fund since 2001, Special Opportunities Fund since 2009 and Brantley Capital Corporation intermittently since 2005 (and currently).

The above nominees have consented to being named in the proxy statement and to serve as directors of the Fund if elected. They are not interested persons of the Fund and there are no arrangements or understandings between me and the above nominees nor do I know of any material conflicts of interest that would prevent them from acting in the best interest of the Fund.

In addition, I intend to submit the following two proposals:
1.	The advisory agreement between the Fund and ALPS Advisors, Inc.
        shall be terminated.
2.	The board of directors should consider affording all shareholders an opportunity to realize net asset value for their shares.

The reason for the first proposal is that I believe the net fees paid to ALPS for selecting and monitoring the Fund's investment managers is excessive.
The reason for the second proposal is self-evident.

I and/or my affiliates intend to solicit proxies from all shareholders of the Fund.

Please notify me immediately if you need any further information.  Thank you.

Very truly yours,

Phillip Goldstein